Exhibit 1
                                                                       ---------


FOR IMMEDIATE RELEASE                                           19 November 2007


                              WPP GROUP PLC ("WPP")

              WPP Digital acquires majority stake in leading Indian
                 digital marketing/web solutions agency, Quasar


WPP Digital announces that it has acquired a 75% stake in the share capital of Quasar Media Private Limited ("Quasar"), one of India's leading independent digital marketing and web solutions agencies.

Founded in 2005, Quasar offers clients a fully comprehensive range of specialist digital skills including digital media, creative, ebusiness solutions, search marketing and optimization, mobile marketing, ecommerce, social media and eCRM among others.

Based in New Delhi, with offices in Mumbai and Bangalore, Quasar employs 73 people. Clients include LG Electronics, MakeMyTrip.com, Microsoft, Monster.com, VISA, Motorola, Zapak and Airtel. Quasar will continue to be managed by its founding team, led by CEO Harish Bahl and Manish Vij, Chief Business Officer.

Quasar's revenues for the year ended 31 March 2007 were INR 103.6 million with gross assets at the same date of INR 149.5 million.

This investment continues WPP's strategy of developing its services in fast growing markets and sectors and strengthening its capabilities in digital media. Digital advertising is expected to become a US$560 million industry in India by 2009 representing almost 7% share of the total advertising market in the country.

WPP Digital is the digital investment arm of WPP. Its remit is to act as a catalyst for change within the Group in the digital media space. Its prime goal is to champion digital technologies and new media innovations and to stimulate, support and enhance existing Group companies activities in this area.



Contact:
Feona McEwan, WPP                             T +44 (0)20 7408 2204
www.wpp.com
-----------